

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Via E-mail
Robert Kohn, CEO
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, FL

> **Re: BioPower Operations Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-172139**

Dear Mr. Kohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note that you have revised the disclosure on page F-11 to remove Cuba as one of the territories covered by your agreement with Clenergen Corporation. However, we also note that you have filed as Exhibit 10.6 your original agreement with Clenergen Corporation dated November 30, 2010, which includes Cuba. Please file instead your revised agreement with Clenergen Corporation dated March 9, 2011, which does not include Cuba as a territory covered by the agreement.

Prospectus Cover Page

2. We reissue comment two of our letter dated April 1, 2011. Please provide the disclosure required by Item 501(b)(3) of Regulation S-K in tabular format.

Use of Proceeds, page 10

3. It is unclear why you have deleted the disclosure regarding your corporate headquarters under your tabular disclosure on page 10. Please bring back such disclosure to the extent it continues to be applicable.

4. Furthermore, we note the new address for your executive offices. Clarify whether you have already moved into your new corporate headquarters despite not having raised the funds allocated in this offering toward establishing a permanent corporate headquarters. Please revise your use of proceeds as appropriate to clarify your allocation of proceeds to your corporate headquarters, and if you have moved into new corporate headquarters and entered into a lease agreement, provide clear disclosure under Item 102 of Regulation S-K.

5. We note that you anticipate developing a much larger project if such project is outside of the United States. Please provide additional disclosure on the reasoning behind this aspect of your business plan. We note, for example, that you anticipate the per acre cost as being the same in each case.

6. Furthermore, describe any changes to your disclosed use of proceeds if you target a biomass project outside of the United States. It seems that the cost of developing a feasibility study could vary for a project that is ten times larger in a foreign country.

7. We note the disclosure that the proceeds will be used for a feasibility study to determine whether a biomass project is feasible. Please provide clear disclosure in the business section of the steps to be taken in the feasibility study, who will make such determination, and how this will be determined.

8. We note the paragraph added about the biomass project; however, your response to comment eight appears to indicate that the business development costs, as reflected in the use of proceeds, would not be used for the cost of the biomass project. Therefore, please add clear disclosure as to the intended use of the proceeds allocated to "business development costs for biomass operations."

9. We partially reissue comment 11 of our letter dated April 1, 2011. We note that you now state that for the 50%, 75% and 100% proceed levels you will pay accrued salaries to date and also salaries for a year going forward. To the extent you intend to state that you will pay salaries for the remainder of the year, please clarify. In this regard, we note that you do not appear to have allocated sufficient funds to pay both accrued salaries and salaries for a year for each of the officers discussed.

10. We partially reissue comment 12 of our letter dated April 1, 2011. Please provide more detailed disclosure on your allocation of proceeds to "the cost of an employee," as described in the second paragraph of 12.

11. We reissue comment 14 of our letter dated April 1, 2011. Please reconcile your statement that you "expect these amounts will be sufficient to initiate and sustain our operations" in the sixth paragraph under Liquidity and Capital Resources on page 27 with your disclosure regarding the length of time you anticipate being able to operate at the 100% proceeds level and the fact that you will not be able to fund the biomass project even at the maximum proceeds level.

Selling Stockholders, page 15

12. It appears that the total for the "Number of Shares to be Owned after this Offering" column appears to be incorrect. Please advise or revise.

Plan of Distribution, page 17

13. We reissue comment 18 of our letter dated April 1, 2011. Please discuss how you plan to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C. We note that you have added a list of states where you intend to offer your common stock; however, you have not addressed whether you have registered this offering or this offering qualifies for an exemption from registration in the states listed. Please clarify supplementally whether you have registered this offering or have qualified for an exemption from registration in the states listed.

Information with Respect to the Registrant, page 19
Description of Business, page 19

14. We partially reissue comment 19 of our letter dated April 1, 2011. We note the same address for Clenergen and BioPower in the license agreement between those companies. Provide clear disclosure and the reason for the common address. In addition, we note your disclosure that Clenergen BioPower was never formed; however, the Form 8-K filed by Clenergen on November 10, 2009 and periodic reports after that Form 8-K clearly disclose that Clenergen BioPower was a subsidiary. We also note that Mr. Kohn was a director during that time period and signed the Form 10-K for the year ended October 31, 2009 as a director. Please explain the inconsistency.

15. We partially reissue comment 22 of our letter dated April 1, 2011. We note your added disclosure under Biomass Project Time Frame on page 19. Please expand on your discussion of which times would be "seasonally appropriate" given the possible plants and regions you anticipate targeting. Also discuss the approximate amount of time or range of times you anticipate being required for the seedling to mature to a level whereby they could be harvested for biomass.

16. We also note your added disclosure regarding gasification and steam processes on page 20. Please expand on your discussion of how such services will be offered through Clenergen and the terms discussed in the license agreement with respect to such technologies.

17. Furthermore, please also revise your disclosure on page 20 to clarify which countries or regions you are referring to when you provide the average cost of constructing combustion steam and gasification biomass power plants and the basis for these averages. Please provide the basis for the estimates and averages discussed in the biofuels and electricity discussion.

18. We reissue comment 24 of our letter dated April 1, 2011. We note your statement in the fifth paragraph of page 20 that "a feasibility study is prepared for each project." Please clarify this statement in light of your lack of operations. In addition, remove the references to profits/profitability throughout the prospectus.

19. We reissue comment 28 of our letter dated April 1, 2011. Please reconcile your disclosure on page 19 regarding GECC's areas of concentration with the similar disclosure on page F-13.

20. In the interest of clarifying which particular plant species you have licensed from Clenergen, please revise throughout the prospectus to clarify your references to such species. For example, you seemingly refer to "Paulownia," "Marjestica" and "Marjestica (Paulownia)" interchangeably. Furthermore, you refer to "Beema Bamboo" and "Bamboo" interchangeably. Please be as specific as possible when describing your licensed products.

21. We note that you have removed the table on page 21. Please add back the table.

22. We partially reissue comment 26 of our letter dated April 1, 2011. We note remaining references to carbon credits. To the extent you wish to retain such disclosure, please revise to describe how such credits may be produced from your proposed operations and the process of verifying such carbon credits in the markets you anticipate targeting.

23. Please revise your disclosure to provide the basis for your statements on page 22 that "there is a tremendous demand and shortage for biofuels," "supply is dwindling worldwide," "[t]he competition is trying to catch up to demand as it far outweighs the supply for biomass and bio fuels," and "Silverleaf . . . has not been planted to date."

24. We partially reissue comment 27 of our letter dated April 1, 2011. Please discuss in greater detail the potential business arrangements with joint ventures, supply chain contracts, and financings for energy crop growing projects. In addition, as previously

requested, please provide a more detailed discussion of the competitive business condition for the markets in which you plan to operate.

25. We reissue comment 30 of our letter dated April 1, 2011. We continue to note the disclosure on page 22 that you have talked to oil companies and they have expressed a "significant demand" for biofuels. Provide the basis for this statement or remove. In addition, please clarify whether you have had any negotiations with oil companies and whether you have any agreements or understandings, preliminary or otherwise, with these oil companies.

26. We reissue comment 31 of our letter dated April 1, 2011. Please revise to provide additional information on the availability of seedlings from Green Oil.

27. We partially reissue comment 33 of our letter dated April 1, 2011. We note your added disclosure regarding the anticipated associated permit costs on page 23. Please provide additional detail on how you arrived at this figure. Furthermore, to the extent you have not conducted a similar investigation into the cost of obtaining governmental approvals in other regions that you may target, please clearly disclose this here. In addition, please explain the reason you now state that your business "may" require governmental approval, rather than the prior disclosure that your business "will" require governmental approval. Lastly, discuss whether governmental approval would be required in other countries.

Management's Discussion and Analysis, page 26
Liquidity and Capital Resources, page 27

28. We note your statement in the fifth paragraph of this section that "[w]hile we undertake the completion of the Prospectus, we will be required to raise additional capital by way of the sale of our common stock through this Offering." It is unclear whether you are referring to a sale of common stock through this offering prior to the effectiveness of your registration statement. Please advise or revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 28

29. We partially reissue comment 39 of our letter dated April 1, 2011. We note that you have not provided Mr. Shepherd's principal occupation or employment between March 2009 and March 2010. We also note that you have not revised your disclosure to provide the full name of "Allied Artists" in Ms. Nelson's business background. Please advise or revise as appropriate.

30. We partially reissue comment 40 of our letter dated April 1, 2011. We note your references to BioPower Corporation of Florida in Mr. Kohn's and Ms. Nelson's business backgrounds. Please revise your disclosure to clarify whether this is a reference to BioPower Corporation, your subsidiary, or some other entity.

31. We reissue comment 41 of our letter dated April 1, 2011. Please disclose the amount and percent of time that each officer <u>currently</u> devotes to your company. The disclosure currently states the amount and percent of time each officer <u>intends</u> to devote to the company.

<u>Security Ownership of Management, page 31</u>

32. We partially reissue comment 42 of our letter dated April 1, 2011. Please include appropriate footnote disclosure relating to the preferred stock ownership, since it results in control of the company by the officers and directors.

<u>Transactions with Related Persons, page 31</u>

33. We reissue comment 44 of our letter dated April 1, 2011. Please disclose the amount of interest that has been paid and/or accrued on the related party loans.

<u>Financial Statements</u>
<u>General</u>

34. Please ensure the financial statements are updated as required by Rule 8-08 of Regulation S-X.

<u>Exhibits</u>

35. We note that Section 1(b) of the loan agreements filed as Exhibits 10.23 and 10.24 states that "interest shall accrue on the outstanding principal amount, at a rate of Eight Percent (4%) per annum." Please advise as to the inconsistency.

36. We note a reference to "the Note, and the Deed" in Section 7(e) of the loan agreements filed as Exhibits 10.23 and 10.24 to your registration statement. Please file the referenced Note and Deed and any related documents as exhibits with your amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director